COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994

9 September 2004

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL

Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL HOSTS SOUTH KOREAN INVESTOR MEETING

Sydney, 9 September 2004: Coca-Cola Amatil Limited (CCA) is today hosting a two day meeting of fund managers and analysts in Seoul, South Korea. A copy of the presentation slides will be posted on the Company's website, www.ccamatil.com, and a transcript of the Q&A sessions will also be made available shortly after the completion of the meeting.

At that meeting, CCA will brief attendees on its current trading performance, the strategies for future growth and the South Korean marketplace, as summarised below:

Marketplace: South Korea is the 12th largest world economy and is quickly transforming to a modern consumer environment, with highly aspirational consumers. However, the South Korean economic recovery remains variable and as a result the ongoing reduction in consumer spending has contributed to a decline in soft drink consumption.

Current Situation: Following the May 2004 strategic review, CCA and The Coca-Cola Company (TCCC) recognise that in order to step change the operating performance of the South Korean market, the Coke System will need to lift its level of investment. For CCA, this will be in upgraded sales force capabilities and modernising sales execution. For TCCC, this will be in increased advertising particularly to improve the relevance of Korea's favourite beverage, brand 'Coca-Cola', with youth.

Growth Strategies: A step change is occurring in three key areas; sales force capabilities, sales execution and brand marketing. The early results from the implementation of these strategies has been encouraging, including a 6% growth in outlet numbers year-to-date, the placement of more than 10,000 coolers and the creation of 12 model markets. The model market concept has been successfully adopted from Australia to drive consumption in high traffic areas. These new model markets are demonstrating that a material lift in merchandising standards deliver increased revenue for CCA's retail customers.

2004 South Korean Outlook
Notwithstanding the higher costs associated with the restructuring of the sales force, CCA expects to be able to improve second half 2004 EBIT performance in South Korea by approximately $8 to $10 million over the second half 2003 loss. This will result in second half EBIT at around breakeven levels.

Senior Executive Appointments
Mr Mark Clark will complete his assignment in South Korea in November 2004 after almost four years as Managing Director, South Korea. He will return to Sydney to become CCA's Business Development Director, reporting to Mr Terry Davis, CCA's Group Managing Director.

Mr David Westall has been appointed Managing Director, South Korea, effective from 1 November 2004. For the last twelve months, Mr Westall has been Deputy Managing Director, South Korea and his in-depth soft drink experience makes him an ideal candidate to succeed Mr Mark Clark. Prior to his transfer to South Korea, Mr Westall was CCA's Managing Director, New Zealand and Fiji.

Mr John Wartig (Chief Financial Officer), Mr John Seward (Managing Director, Indonesia) and Mr Damian Gammell (Commercial Director, Australia), whose appointments have been previously announced, have now all commenced their roles with CCA.

2004 Outlook
For the first two months of the second half, CCA's other markets of Australia and Oceania have continued to record good trading results in line with expectations, however, Indonesia has experienced competitor pricing activity in some channels.

Assuming normal trading conditions in the last quarter of the year, CCA continues to expect second half 2004 net profit (before significant items) to grow at double-digit levels over the prior comparable period. This will result in CCA achieving a fourth consecutive year of double-digit growth in net profit.

Free cash flow, before acquisitions and major asset sales, continues to be very strong and is expected to be at least $200 million for 2004 full year. As part of our continued focus on capital management, CCA also expects to sell surplus land in South Korea within the next six months, at above book value, with net proceeds of approximately $50 million.

Yours faithfully

D A Wylie
Secretary

ENDS

For further information, please contact:
Peter Steel +61 2 9259 6553
Alec Wagstaff +61 2 9259 6571